UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

                         (Amendment No. 4)

        SportsLine.com, Inc. (f/k/a SportsLine USA, Inc.)
     ------------------------------------------------------
                        (Name of Issuer)


            Common Stock, par value $0.01 per share
     ------------------------------------------------------
                 (Title of Class of Securities)


                           848934-10-5
                       ------------------
                         (CUSIP Number)

               Angeline C. Straka, Vice President,
               Secretary & Deputy General Counsel,
               CBS Corporation, 51 W. 52nd Street,
               New York, NY 10019  (212) 975-4321
-----------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to  Receive Notices and Communications)


                         January 3, 2000
          ---------------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  848934-10-5                  Page 2 of 8 Pages

------------------------------------------------------------
1  NAME OF REPORTING             I.R.S. IDENTIFICATION
   PERSON                         NO. OF ABOVE PERSON

   CBS Corporation                25-0877540
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X]
                                                   (b)[ ]

   --------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  SOURCE OF FUNDS
            N/A
   ---------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

   ---------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Pennsylvania
   ---------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
  SHARES                  None
BENEFICIAL-    ---------------------------------------------
 LY OWNED
 BY EACH
REPORTING
  PERSON
   WITH

            8  SHARED VOTING POWER
                          5,320,000
               ---------------------------------------------
            9  SOLE DISPOSITIVE POWER
                          None
               ---------------------------------------------
            10 SHARED DISPOSITIVE POWER
                          5,320,000
               ---------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        5,320,000
   ---------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.1%
   ---------------------------------------------------------
14 TYPE OF REPORTING PERSON
              CO
   ---------------------------------------------------------

CUSIP No.  848934-10-5                  Page 3 of 8 Pages


------------------------------------------------------------
1  NAME OF REPORTING             I.R.S. IDENTIFICATION
   PERSON                         NO. OF ABOVE PERSON

   Westinghouse CBS Holding Company, Inc.      25-1776511
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X]
                                                   (b)[ ]

   --------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  SOURCE OF FUNDS
            N/A
   ---------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

   ---------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
   ---------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
SHARES                None
BENEFIC-       ---------------------------------------------
IALLY       8  SHARED VOTING POWER
OWNED                 5,320,000
BY EACH         ---------------------------------------------
REPORTING   9  SOLE DISPOSITIVE POWER
PERSON                None
               ---------------------------------------------
            10 SHARED DISPOSITIVE POWER
                      5,320,000
------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        5,320,000
   ---------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.1%
   ---------------------------------------------------------
14 TYPE OF REPORTING PERSON
              CO
   ---------------------------------------------------------

CUSIP  No.   848934-10-5              Page  4  of   8 Pages

------------------------------------------------------------
1  NAME OF REPORTING             I.R.S. IDENTIFICATION
   PERSON                         NO. OF ABOVE PERSON

   CBS Broadcasting Inc.          13-0590730
   ---------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X]
                                                   (b)[ ]

   --------------------------------------------------------

3  SEC USE ONLY

   ---------------------------------------------------------

4  SOURCE OF FUNDS
            N/A
   ---------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

   ---------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
   ---------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
SHARES                5,320,000
BENEFICIAL-    ---------------------------------------------
LY          8  SHARED VOTING POWER
OWNED                     None
BY EACH        ---------------------------------------------
REPORTING   9  SOLE DISPOSITIVE POWER
PERSON                   5,320,000
               ---------------------------------------------
            10 SHARED DISPOSITIVE POWER
                          None
------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
        5,320,000
   ---------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                     [ ]

   ---------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        20.1%
   ---------------------------------------------------------
14 TYPE OF REPORTING PERSON
              CO
   ---------------------------------------------------------

CUSIP No.  848934-10-5                       Page 5 of 8 Pages


This Amendment No. 4 amends and supplements the statement on
Schedule 13D dated January 2, 1998, as amended by Amendments 1, 2 and 3 dated June 18, 1998, February 1, 1999, and February 22, 1999, respectively (the "Schedule 13D"), filed by CBS Corporation ("CBS"), CBS's wholly-owned subsidiary Westinghouse CBS Holding Company, Inc. ("Holding"), and Holding's wholly-owned subsidiary CBS Broadcasting Inc. ("Broadcasting").


ITEM 2.        IDENTITY AND BACKGROUND.

Schedule I of Item 2 is amended as follows:


(1)  With respect to directors of CBS:

* To reflect the retirement of Robert E. Cawthorn as a director of CBS on May 4, 1999

* To add information as follows with respect to Mr. Moonves, who became a director of CBS on July 28, 1999:

     (a)  Name:     Leslie Moonves

     (b)  Business address:   7800 Beverly Boulevard,
                              Los Angeles, CA  90036

     (c)  Principal Occupation:    Executive Vice President, CBS
          Corporation, and President and Chief Executive Officer, CBS
          Television

     (d) Mr. Moonves has not, during the last five years, been convicted in a criminal proceeding (excluding traffic
     	    violations or similar misdemeanors)

    (e) Mr. Moonves has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

    (f)  Mr. Moonves is a citizen of the United States

*    To add information as follows with respect to Ms.
     Stonesifer, who became a director of CBS on December 1, 1999:

      (a)  Name:     Patty Stonesifer

      (b) Residence or business address:     1551 Eastlake Avenue
                                             East,Seattle, WA  98102

     (c)  Principal Occupation:  Co-Chair and President,
                               Bill and Melinda Gates Foundation

      (d) Ms. Stonesifer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

CUSIP No.  848934-10-5                       Page 6 of 8 Pages


       (e) Ms. Stonesifer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

       (f) Ms. Stonesifer is a citizen of the United States

* To amend the business address and principal occupation of CBS director George H. Conrades as follows:

     (b)  Business Address:   201 Broadway, Cambridge, MA 02139

     (c)  Principal Occupation:    Chairman and CEO,
                                   AKAMAI Technologies

(2)  With respect to executive officers of CBS:

* To reflect that Charles W. Pryor, Jr. ceased to be an executive officer of CBS as of December 31, 1998

* To add information as follows with respect to Mr. Suleman, who became an executive officer of CBS on May 4, 1999:

     (a)  Name:     Farid Suleman

     (b)  Business Address:   40 West 57th Street,
                               New York, NY 10019

     (c)  Principal Occupation:    Vice President and
          Treasurer, CBS Corporation, and Executive Vice
          President, Chief Financial Officer and Treasurer,
          Infinity Broadcasting Corporation

     (d) Mr. Suleman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (e) Mr. Suleman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

      (f)  Mr. Suleman is a citizen of the United States

(3)       With respect to directors of Holding and Broadcasting:

* To reflect that Mel Karmazin is now a director of Holding and of Broadcasting as well as of CBS.

CUSIP No.  848934-10-5                   Page 7 of  8 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 22, 1999, Broadcasting acquired 380,000 shares of SportsLine common stock for an aggregate of $7.6 million by exercising a SportsLine warrant held by Broadcasting at the warrant exercise price of $20 per share. The source of the funds used to exercise the warrant was general working capital. The warrant was one of the warrants received by Broadcasting pursuant to the Agreement between Broadcasting and SportsLine dated as of March 5, 1997, as amended (the "Agreement").


ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended to report: (1) the exercise by Broadcasting on December 22, 1999 of a warrant to purchase 380,000 shares of SportsLine common stock (as described in Item 3 above); and (2) that two additional warrants received by Broadcasting pursuant to the Agreement (one for 380,000 shares at an exercise price of $25 per share and one for 400,000 shares at an exercise price of $35 per share) have vested and are exercisable beginning January 3, 2000 until they expire December 31, 2000.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) are amended to reflect the following.

As of January 3, 2000, Broadcasting directly owns (and CBS and
Holding indirectly own) 4,040,000 shares of SportsLine common stock, which is 16.1% of the outstanding shares of common stock of SportsLine (based on 25,141,601 shares outstanding).

Broadcasting also holds (and CBS and Holding indirectly hold) three currently exercisable warrants pursuant to which, if all three warrants were exercised, Broadcasting would acquire (and CBS and Holding would indirectly acquire) an additional 1,280,000 shares of SportsLine common stock. Assuming the full exercise of the three warrants, Broadcasting would hold (and CBS and Holding would indirectly hold) 5,320,000 shares of SportsLine common stock, which would be 20.12% of the shares of SportsLine common stock (based on 25,141,601 shares outstanding plus the 1,280,000 warrant shares).

Broadcasting has sole voting and investment power, and CBS and Holding have shared voting and investment power, with respect to such common stock.

Item 5 is further amended to report that, except as described in
Item 4 above, no transactions in shares of SportsLine common stock have been effected during the past 60 days by CBS, Holding or Broadcasting or, to the best of their knowledge, by any person identified in Schedule 1.


Any information previously included in the Schedule 13D and not revised or modified as described in this Amendment No. 4 remains unchanged.

CUSIP  No.  848934-10-5                     Page 8  of   8 Pages




                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 6, 2000


                         CBS CORPORATION



                         By: /s/ ANGELINE C. STRAKA
                            ------------------------------
                              Angeline C. Straka,
                              Vice President and Secretary



                         WESTINGHOUSE CBS HOLDING COMPANY, INC.



                         By: /s/ ANGELINE C. STRAKA
                            -------------------------------
                              Angeline C. Straka,
                              Vice President and Secretary



                         CBS BROADCASTING INC.



                         By: /s/ ANGELINE C. STRAKA
                           --------------------------------
                              Angeline C. Straka,
                              Vice President and Secretary